Exhibit 99.3

The transactions described in this report involve securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transactions described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 10, 2018

Press Release

Company Name: Idemitsu Kosan Co., Ltd.

Representative Director and CEO: Shunichi Kito

(Company Code: 5019, TSE 1st Section)

Contact person:

Koji Tokumitsu, General Manager, Investor

Relations Office, Treasury Department

(TEL: +81-3-3213-9307)

Announcement Regarding Acquisition of Treasury Shares

(Acquisition of Treasury Shares pursuant to the Articles of Incorporation under the Provision of Article 459, Paragraph 1 of the Companies Act of Japan)

Idemitsu Kosan Co., Ltd. (“we” or the “Company”) hereby announces that its board of directors meeting resolved today to acquire its treasury shares (the “Acquisition of Treasury Shares”) as follows, pursuant to the Articles of Incorporation, under the provision of Article 459, paragraph 1 of the Companies Act of Japan.

1.	Reasons for the Acquisition of Treasury Shares, etc.

We announced today that we have executed the business integration agreement with Showa Shell Sekiyu K.K. (“Showa Shell”), and will implement a business integration with Showa Shell (the “Business Integration”), through procedures such as the execution of a share exchange agreement, by means of a share exchange (the “Share Exchange”) on April 1, 2019 (for more details, please refer to today’s press release by the Company and Showa Shell, titled “Announcement Regarding Execution of Business Integration Agreement”). The financial position of the new company after the completion of the Business Integration is expected to become more stable.

Under these circumstances, in consultation with our major shareholders, we have determined that acquiring the Company’s treasury shares in order to appropriately return profits to our shareholders before the implementation of the Business Integration is the best method for profit return to our current shareholders (with respect to the details regarding the agreement with our major shareholders, please also refer to today’s press release by the Company, titled “Announcement Regarding Execution of Agreement with Our Major Shareholders”). Through the Acquisition of Treasury Shares, we intend to improve the capital efficiency and earnings per share through the decrease in number of shares, as well as to increase profit return to the shareholders.

We aim to return profit to shareholders through the Acquisition of Treasury Shares from July 17, 2018 to the date of the extraordinary shareholders’ meeting to be held in December 2018 concerning the approval of the Share Exchange. In addition, we will distribute all or part of the treasury shares to be acquired to shareholders (excluding the Company) of Showa Shell on the occasion of the Share Exchange.

We consider profit return to shareholders as an important business challenge. Our profit return policy is to strive to continue the stable payment of dividends with consideration for balancing strategic investment toward strengthening existing businesses and deploying future businesses, improvements of the financial position, and operating results. In the fifth consolidated medium-term management plan, we established a policy, as our concept regarding profit return to shareholders during the period subject to the plan (FY 2018 to FY 2020), that we intend to enhance returns to shareholders in stages, reflecting the generation of free cash flow and based on a policy of stable dividends. Now that the Business Integration can be realized, we have concluded that it is the appropriate timing to carry out the Acquisition of Treasury Shares, as under the above policy, current net profits for FY 2017 reached the highest-ever level, 162.3 billion (up 74.1 billion year-on-year), due to the rise of the petroleum and coal markets, and the improvement of the oil product margin in FY 2017, which led to the stable improvement of our financial position.

Separately from the Acquisition of Treasury Shares, after implementing the Business Integration, the Company will return the total current net profit for FY 2019 to FY 2021 to its shareholders at a certain rate, which is 50% or more (no less than 10% of such shareholder return will be allotted to the acquisition of treasury shares each fiscal year). After implementing the Business Integration, we will continuously aim to improve the capital efficiency and earnings per share through the decrease in number of shares, as well as to increase profit return to the shareholders.

2.	Details of Acquisition

(1)	Type of shares to be acquired

Common shares of the Company

(2)	Aggregate number of shares to be acquired

12 million shares (upper limit)

(5.77% of the total number of the issued shares, excluding treasury shares)

(3)	Aggregate amount of purchase price

55 billion yen (upper limit)

(4)	Acquisition period

From July 17, 2018 to December 28, 2018

(5)	Acquisition method

Market purchase based on the discretionary dealing contract

(Reference) Treasury shares held as of March 31, 2018
(1) The total number of the issued shares (excluding treasury shares):	207,952,383 shares
(2) The number of treasury shares:	47,617 shares

End